

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2010

Mr. Kenneth C. Schilling
Vice President and Controller
Nacco Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124

> **Re:** **Nacco Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 001-09172**

Dear Mr. Schilling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 11. Executive Compensation, page 82

1.   We note from your Compensation Discussion and Analysis beginning on page 20 that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn short-term incentive compensation and long-term incentive compensation. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the

information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

2.   We note from your discussion of incentive compensation in Compensation Discussion and Analysis beginning on page 26 and ending on page 36 it is unclear and confusing regarding how you actually determined to compensate your named executive officers and how each of the plans apply to the named executive officers. In future filings please revise your disclosure so that it is easier for investors to understand how your executive compensation decisions for your named executive officers are made. Please also confirm whether all the plans your disclosure identifies are applicable to your named executive officers' compensation.

3.   We note from your discussion under "Discretionary Cash Bonuses" on page 36 and "Discretionary Awards under the NACCO Supplemental Long-Term Plan" on page 37 of the proxy statement that you have incorporated by reference into your Form 10-K that the Compensation Committee assessed the performance of the North American Coal Corporation, Hamilton Beach Brands, Inc. and the Kitchen Collection, Inc. in setting the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards of the named executive officers. In future filings, please describe the specific items of corporate performance that are taken into account in setting these items of compensation and how the discretionary cash bonuses and NACCO Supplemental Long-Term Plan awards are structured and implemented to reflect the named executive officer's individual performance. Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3271.

Sincerely,

Jeff Jaramillo
Branch Chief